FOR IMMEDIATE RELEASE

                                                                  April 25, 2007
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
(Executive Officer and Vice President, Corporate Affairs Group)
Phone: + 81-(0)3-3214-7500


 Changes in Basic Policies with Respect to Distribution of Profits and Revision of Dividend Forecast for the Fiscal Year Ended March 2007


Tokyo - April 25, 2007 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to amend its basic policies on distribution of profits and revise its year-end per share dividend forecast for the fiscal year ended March 31, 2007 pursuant to the new policies as described below. The Company will propose this upward revision at its Ordinary General Meeting of Shareholders scheduled to take place in June 2007.

1. Changes in Basic Policies Regarding the Distribution of Profits

     Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company has considered the consistent distribution of profits to be the most important management priority and has maintained a policy to continue with constant dividend payouts. Going forward, pursuant to its new policies, the Company will promote distribution of profits based on its consolidated business results as follows. With respects to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development. While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

     Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company's business position and enhance its corporate value.

     In order to maintain capital strategies responsive to changes in the operating environment, the Company will consider obtaining and plans to obtain more treasury shares as necessary, by taking into account factors such as stock price trend, capital efficiency and cash flow.

2. Revision of its year-end dividend forecast for the fiscal year ended March 31, 2007

     As announced today, the Company's business results for the fiscal year ended March 31, 2007 were solid, even though it fell slightly short of the previous forecast released on January 26, 2007. Accordingly, in response to the consistent support we have received from our shareholders, the Company will, based on the above profit distribution policies, increase


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the year-end dividend per share by 15.0 Yen from 17.5 Yen of the previous forecast to 32.5 Yen. Since the Company has paid, on December 1, 2006, an interim dividend of 35.0 Yen, the aggregate amount of the dividend for the fiscal year is expected to be 67.5 Yen per share.

3. Details of the revision

With respect to the fiscal year ended March 31, 2007:                      (Yen)
--------------------------------------------------------------------------------
                                                   Dividend per share
--------------------------------------------------------------------------------
                                             Interim    Year-end   Total Annual
--------------------------------------------------------------------------------
Previous forecast (as of October 27, 2006)                17.50       52.50
--------------------------------------------------------------------------------
Revised forecast (as of April 25, 2007)                   32.50       67.50
--------------------------------------------------------------------------------
Dividend paid to date in Fiscal 2006          35.00
--------------------------------------------------------------------------------
Fiscal 2005 Results (Ended March 31, 2006)    25.00       45.00       70.00
--------------------------------------------------------------------------------

* On October 1, 2006, pursuant to the July 26, 2006 board resolution, a one to two stock split was made to shares of the common stock owned as of September 30, 2006. Accordingly, the year-end dividend per share prior to the stock split is valued at 65.0 Yen, and the aggregate amount of the dividend per share is valued at 100.0 Yen, an increase in dividend payment of 30.0 Yen as compared to the previous fiscal year.

*  Cautionary Statement with Respect to Forward-Looking Statements
     This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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